June 1, 2015

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Comcast Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-32871

Dear Mr. Spirgel:

We are writing this letter to respond to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated May 19, 2015, relating to the review of our Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”). For your convenience, we have reproduced the Staff’s comments preceding our responses below. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Description of Our Businesses, page 3

Legislation and Regulation, page 16

Cable Communications Segment – High-Speed Internet Services, page 19

Open Internet Regulations, page 19

1.	Clarify that Comcast only committed to be bound by the FCC’s original “open Internet” regulations through 2018. Discuss the impact of the new open Internet regulations on your obligations under the NBCUniversal Order and the NBCUniversal Consent Decree.

Response

We undertake to clarify in future Form 10-K filings that, as part of the NBCUniversal transaction, we committed to be bound by the FCC’s original open Internet rules adopted in 2010 until 2018, and we did not make any commitment as part of the NBCUniversal transaction to be bound by any future FCC open Internet rules. However, we will be bound by the FCC’s new open Internet rules adopted in March 2015 as a provider of broadband Internet access services to the same degree as the rest of the industry.

2.	Discuss Comcast’s ability to enter agreements with edge providers (e.g. Netflix) to provide them with faster interconnection speeds and how this differs from paid prioritization which is prohibited under the FCC’s new and old open Internet regulations.

Response

We supplementally advise the Staff that our interconnection agreements with Netflix and other edge providers are not “paid prioritization” arrangements because they do not provide edge providers with

“faster interconnection speeds.”  Rather, they simply ensure the availability of direct, dedicated interconnection capacity so that the edge provider need not rely on third party transit or other arrangements to exchange traffic with our high-speed Internet network.  Further, the FCC’s ban on paid prioritization does not address these interconnection arrangements; in fact, the FCC specifically declined to subject interconnection arrangements to its 2015 open Internet rules.  The paid prioritization rule instead prohibits the prioritization of one edge provider’s traffic over another’s on an Internet service provider’s retail broadband Internet access service.  We do not prioritize any edge provider’s traffic on our high-speed Internet service, regardless of how the traffic is delivered to our network (i.e., through direct interconnection or via a third-party transit provider). In future Form 10-K filings, we undertake to provide disclosure on how interconnection agreements differ from paid prioritization.

* * *

In connection with our response to the Staff’s comments, Comcast Corporation acknowledges that:

•	Comcast Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Comcast Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (215) 286-8514 with any questions you may have with respect to the foregoing.

Sincerely, /s/ Lawrence J. Salva
Lawrence J. Salva Executive Vice President and Chief Accounting Officer Comcast Corporation

cc:

Brian L. Roberts, Chairman of the Board and Chief Executive Officer

Michael J. Angelakis, Chief Financial Officer

Arthur R. Block, Executive Vice President, General Counsel and Secretary

J. Michael Cook, Director and Chairman of Audit Committee

Bruce K. Dallas, Davis Polk & Wardwell LLP

Michael Titta, Deloitte & Touche LLP